

08027728

DSTATES
.CHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER

8- 7J32 8

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING____12/31/07____
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Todd & Company Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

____777 Terrace Ave Heights Plaza____
(No. and Street)

____Hasbrouck Heights____   ____New Jersey____   ____07860____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Richard K Ferguson CPA____
(Name – if individual, state last, first, middle name)

____26 Fredonia Road____   ____Newton____   ____New Jersey____   ____07860____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Thomas K Langbein_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Todd & Company Inc._____ , as of _____December 31_____, 2007____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ President_____
Title

_____
NANCY A COX
.Notary Public of New Jersey
My Commission Expires March 6 20/0

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD K. FERGUSON
CERTIFIED PUBLIC ACCOUNTANT
26 FREDONIA ROAD
NEWTON, NEW JERSEY 07860
973 462-4189

To the Board of Directors
Todd & Company, Inc.

I have examined the accompanying statement of financial condition of Todd & Company, Inc. as of December 31, 2007 and the related statements of income (loss), cash flow, changes in financial condition, changes in stockholder's equity, changes in liabilities subordinated to claims to creditors, computation of net capital and the computation for determination of reserve requirements pursuant to Rule 15c3-3 for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the report based on my audit.

I conducted an audit in accordance with auditing standards generally accepted in the United States and the audit requirements prescribed by the Securities & Exchange Commission. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects the financial position of Todd & Company, Inc. and the results of their operations, cash flows, changes in financial condition, changes in stockholder's equity, changes in liabilities subordinated to claims to creditors, computation of net capital and the computation for determination of reserve requirements pursuant to Rule 15c3-3 for the year then ended, in conformity with accounting principles generally accepted in the United States and the rules of the Securities and Exchange Commission.

Newton, NJ
February 13, 2008

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿ Alternate ◯ [0011]

Name of Broker Dealer: TODD AND COMPANY, INC.   SEC File Number: 8- 16328
                                                      [0013]   [0014]

Address of Principal Place of   HEIGHTS PLAZA-5TH FLOOR
Business: [0020]   Firm ID: _____ 5651

                                             07604-   [0015]
                HASBROUCK HEIGHTS   NJ   3110
                         [0021] [0022]   [0023]

For Period Beginning 01/01/2007   And Ending 12/31/2007
                                  [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: THOMAS K. LANGBEIN, PRESIDENT Phone: _____ 201/288-8484
                         [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ Phone: _____
                         [0032]   [0033]

Name: _____ Phone: _____
                         [0034]   [0035]

Name: _____ Phone: _____
                         [0036]   [0037]

Name: _____ Phone: _____
                         [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ⦿ [0040]   No ◯ [0041]

Check here if respondent is filing an audited report   ☒ [0042]

ASSETS

Consolidated ○ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	39,006 [0200]		39,006 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	14,845 [0424]		
	E. Spot commodities	[0430]		14,845 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities			

[0160]

7. Secured demand notes market value of collateral:

			0
	[0470]	[0640]	[0890]

    A. **Exempted securities**

[0170]

    B. **Other securities**

[0180]

8. Memberships in exchanges:

    A. **Owned, at market**

[0190]

    B. **Owned, at cost**

| | [0650] |

    C. **Contributed for use of the company, at market value**

		0
[0660]	[0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

			0
	[0480]	[0670]	[0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

			0
	[0490]	[0680]	[0920]

11. Other assets

			0
	[0535]	[0735]	[0930]

12.   **TOTAL ASSETS**

53,851	0	53,851
[0540]	[0740]	[0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	10,300 [1205]	[1385]	10,300 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value: from outsiders	[0990]	[1410]	0 [1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

_____
[1000]

2. Includes
    equity
    subordination
    (15c3-1(d)) of

_____
[1010]

D.	Exchange memberships contributed for use of company, at market value		_____ [1430]	_____ 0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	_____ [1220]	_____ [1440]	_____ 0 [1750]

20.	TOTAL LIABLITIES	_____ 10,300 [1230]	_____ 0 [1450]	_____ 10,300 [1760]

Ownership Equity

Total

21.	Sole proprietorship	_____ 0 [1770]
22.	Partnership (limited partners _____ [1020])	_____ 0 [1780]
23.	Corporations:	
	A. Preferred stock	_____ 0 [1791]
	B. Common stock	_____ 10,000 [1792]
	C. Additional paid-in capital	_____ 288,281 [1793]
	D. Retained earnings	_____ -175,258 [1794]
	E. Total	_____ 123,023 [1795]
	F. Less capital stock in treasury	_____ -79,470 [1796]
24.	TOTAL OWNERSHIP EQUITY	_____ 43,553 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	_____ 53,853 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>01/01/2007</u>   Period Ending <u>12/31/2007</u>,   Number of months _____ 12
                [3932]   [3933]   [3931]

REVENUE

1. Commissions:

    a. **Commissions on transactions in exchange listed equity securities executed on an exchange**   [3935]

    b. **Commissions on listed option transactions**   [3938]

    c. **All other securities commissions**   [3939]

    d. **Total securities commissions**   0 [3940]

2. Gains or losses on firm securities trading accounts

    a. **From market making in options on a national securities exchange**   [3945]

    b. **From all other trading**   [3949]

    c. **Total gain (loss)**   0 [3950]

3. Gains or losses on firm securities investment accounts   5,610 [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   1,468 [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   [3975]

8. Other revenue   35,000 [3995]

9. Total revenue   42,078 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   [4120]

11. Other employee compensation and benefits   [4115]

12. Commissions paid to other broker-dealers   [4140]

13. Interest expense   [4075]

    a. **Includes interest on accounts subject to subordination agreements**   [4070]

14. Regulatory fees and expenses   3,594 [4195]

15. Other expenses   7,334 [4100]

16.	Total expenses	10,928
		[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	31,150
		[4210]
18.	Provision for Federal Income taxes (for parent only)	[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above	[4222]
	a. After Federal income taxes of [4238]	
20.	Extraordinary gains (losses)	[4224]
	a. After Federal income taxes of [4239]	
21.	Cumulative effect of changes in accounting principles	[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items	31,150
		[4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	596
		[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only)

☐ [4550]

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained

☐ [4560]

C. (k)
(2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 53392 [4335A]	OLYMPUS SECURITIES, LLC [4335A2]	All [4335B]
8- 53595 [4335C]	LEGENT CLEARING [4335C2]	All [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k)
(3)—Exempted by order of the Commission

☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

43,553
[3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

43,553
[3500]

4. Add:

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

0
[3520]

B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0
[3525]

5. Total capital and allowable subordinated liabilities

43,553
[3530]

6. Deductions and/or charges:

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

0
[3540]

B. Secured demand note deficiency

[3590]

C. Commodity futures contracts and spot commodities - proprietary capital charges

[3600]

D. Other deductions and/or charges

[3610]

0
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0
[3630]

8. Net capital before haircuts on securities positions

43,553
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments

[3660]

B. Subordinated securities borrowings

[3670]

C. Trading and investment

securities:

1.	Exempted securities	[3735]
2.	Debt securities	[3733]
3.	Options	[3730]
4.	Other securities	2,227 [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
0 [3736]	-2,227 [3740]

10.   Net Capital

41,326
[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	686 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	36,326 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	40,296 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	10,300 [3790]

17.   Add:

A.	Drafts for immediate credit	[3800]
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]
C.	Other unrecorded amounts (List)	

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
		0	0
		[3820]	[3830]

19. Total aggregate indebtedness

	10,300
	[3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

%	25
	[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

%	0
	[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
1 [4600]	Thomas K. Langbein [4601]	In [4602]	20,000 [4603]	04/15/2008 [4604]	N [4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 20,000

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.		Balance, beginning of period		8,403 [4240]
	A.	Net income (loss)		31,150 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	4,000 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.		Balance, end of period (From item 1800)		43,553 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.		Balance, beginning of period	[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.		Balance, end of period (From item 3520)	0 [4330]

Todd & Company Inc.
Statement of Cash Flows
For the year ended December 31, 2007

Cash at the start of the year	$	8,241
Operating activities:		
Net income (loss) for the year		31,150
Changes in operating accounts:		
Securities owned - other securities		-5,610
Accounts payable & accrued liabilities		1,225
Cash provided by (used in) operations		26,765
Investing activities		
None		0
Financing acticities		
Capital contributed by shareholder		4,000
Cash at the end of the year	$	39,006

Note 1 - Summary of Accounting Policies.

Securities transactions are recorded in the accounts on a settlement date basis, which is generally three business days after the date of trade.

Inventories of marketable securities are valued at quoted market prices. For tax purposes the securities are valued at the lower of cost or market value. As of December 31, 2007 the market value of the securities approximated the cost of the securities..

Note 2 - Related Party Transactions.

Todd & Company Inc. has only one shareholder, Thomas K. Langbein, who is also the chief operating officer of the Company. During the year ended December 31, 2007, the Company recorded no compensation for Mr. Langbein. Mr. Langbein made a $ 4,000 contribution to the capital of the firm in 2007

Todd & Company, Inc has its office in a facility leased by a public company that Mr. Langbein is the CEO and a major shareholders. Todd pays no rent for the use of their office.

Note 3 - Income Taxes.

The Company's shareholder has elected a S Corporation status for Federal income tax purposes, accordingly the Company is not subject to Federal taxation.

The Company is subject to New Jersey corporation taxes on income at a rate of 9.0%, however, as the Company has net operating loss carry forwards that can be used in the current year, accordingly, there is no provision for New Jersey corporate income taxes.

RICHARD K. FERGUSON
CERTIFIED PUBLIC ACCOUNTANT
26 FREDONIA ROAD
NEWTON, NJ 07860
973 462-4189

Securities and Exchange Commission
Washington, DC

I have examined the Focus Report (Form X-17A-5) of Todd & Company, Inc. as of
December 31, 2007 and have issued my report thereon date February 13, 2008. As part
of my examination, I have reviewed and tested the Company's accounting system,
internal control system, procedures for safeguarding securities procedures and
practices for resolving securities and money differences and computing capital and
reserve requirements, to the extent that I considered necessary to evaluate the system
a required by generally accepted auditing standards and the audit requirements as set
forth in Form X-17A-5. Under these standards the purpose of such an evaluation is to
establish a basis for reliance there in determining the nature, timing and extent of such
other auditing procedures that are necessary for expressing an opinion on the financial
statements.

The objective of internal control is to provide a reasonable, but not absolute assurance
as to the safeguarding of assets against loss form unauthorized use or disposition, the
reliability of the financial records for preparing financial statements and maintaining the
accountability for assets. The concept of reasonable assurance recognizes the cost of a
system on internal control should not exceed the benefits derives and also recognizes
that the evaluation of those factors requires estimates and judgement by management.

There are inherent limitations that should be recognizes in considering the potential
effectiveness of any system of internal control. in the performance of most control
procedures. error can result for misunderstanding of instructions, mistakes in
judgement, carelessness, or other personal factors. Control procedures whose
effectiveness depends on the segregation f duties can be circumvented by collusion.
Similarly, control procedures can be circumvented by management. Further, projection
of any internal control to future periods is subject to the risk that the procedures may
become inadequate because of changes in conditions and the degree of compliance
may deteriorate.

My study of the Company's system of internal control for the year ended December 31,
2007, made for the purpose stated in the first paragraph, revealed the following:

Securities and Exchange Commission
Page 2.

A. Comments with Respect to Compliance with Rule 17A-13.

a. The accounting system is adequate to maintain records of customer accounts
and firm accounts. Todd & Company does not maintain any customer accounts,
as they are handled by a clearing broker. The clearing broker handles all
customer cash and securities transaction.

b. The system of internal control is nonexistent as the Company has only one
employee who handles all aspect of accounting, record keeping and cash funds.
Accordingly, there is no separation of functions necessary to have any internal
control.

c. The Company employs the services of an outside CPA who is not the
independent auditor or an employee of the Company to perform routine internal
audit and verification procedures to insure the accuracy of the Company's records.
The practices and procedures for discovering and resolving security and money
differences are adequate.

d. The practices employed for verifying compliance with the capital and reserve
requirements are adequate. These precedures are performed by the outside CPA
referred to in (d.) above.

e. During the audit, I found no material accounting errors requiring adjustment of the
Company's accounting records.

B. Comparison of Audited Focus Report to Client's Report.

There were no adjustments made to the accounts as a result of the examination.
The audited report agrees with the accounts maintained by Todd & Company.

C. Internal Control Deficiencies.

See response to item A(b) above.



Newton, NJ
February 13, 2008

END